                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of May 2003



                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. Box 619, Migdal Haemek, Israel 10556
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                            Form 20-F x Form 40-F
                                     ---         ---



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No x
                                   ----   ---

         On May 4, 2003, the Registrant announced its financial results for the three months ended March 31, 2003. Attached hereto are the Registrant's unaudited condensed interim financial statements as of March 31, 2003 and for the three month period then ended.

         This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOWER SEMICONDUCTOR LTD.



Date: May 4, 2003                       By: /s/ Tamar Cohen
                                          ------------------------------------
                                          Name:  Tamar Cohen
                                          Title:  Corporate Secretary

NEWS RELEASE


                       TOWER SEMICONDUCTOR LTD. ANNOUNCES
                           FIRST QUARTER 2003 RESULTS

o        FAB 1: STRONG FIRST 2003 QUARTER.
o        FAB 2: FIRST PRODUCTION ORDERS RECEIVED.


MIGDAL HAEMEK,  ISRAEL-- MAY 4, 2003-- Tower  Semiconductor Ltd. (NASDAQ:  TSEM;
TASE: TSEM) today announced results for the first quarter ended March 31, 2003.

Sales for the first quarter of 2003 were $12.6 million, an increase of 50% over sales of $8.4 million in the first quarter of 2002. This represents an increase of 9% over sales from operations in the prior quarter, when sales from operations were $11.6 million (the company recognized in the prior quarter an additional $4.0 million in revenue from a technology agreement). Total first quarter loss was $14.4 million, or $0.33 per share, including non-capitalized Fab 2 expenses (net) of $12.6 million, compared to a loss of $13.6 million, or $0.33 per share, including non-capitalized Fab 2 expenses (net) of $10.8 million, for the fourth quarter of 2002 and compared with a loss of $12.0 million, or $0.47 per share, including non-capitalized Fab 2 expenses (net) of $6.4 million, for the first quarter of 2002.

Fab 1 operating results improved in the first quarter of 2003 due to both better unit sales and higher average selling price. Orders for Fab 1 increased relative to the prior quarter, and the Company anticipates Fab 1 sales in the second quarter of 2003 to continue to increase modestly over their Q1 2003 level. Tower expects to continue to generate positive operating cash flow from Fab 1 operations.

Important advances were made in Tower's new flagship Fab 2 facility, for the production of devices at 0.18-micron and below. In addition to successful manufacturing of new prototypes for customers, the Company has received early orders for volume production from two of its wafer partners. Tower continues the installation of new equipment to ramp up production in Fab 2.

"We are very pleased by the strides that we made in the first quarter of 2003. Both of our fabs performed well, strengthening our current position and laying the groundwork for future growth. In the second quarter Fab 2 is entering commercial 0.18 micron production with first volume customers orders," said Dr. Yoav Nissan-Cohen, co-CEO, Tower Semiconductor.

Dr. Yoav Nissan-Cohen added: "We are proud that in the first quarter we were honored by Motorola with Gold Performance Excellence Award, for the fourth consecutive year. This award is another indication to Tower's position as a quality leader in the foundry industry."

                                     -MORE-

TOWER SEMICONDUCTOR LTD. ANNOUNCES FIRST QUARTER OF 2003 RESULTS
PAGE 2 OF 2

Tower continues to negotiate with its banks to amend its credit facility agreement to reflect the company's previously announced amendments to agreements with its major wafer and equity partners, related to their fifth milestone investments and changes to the Company's Fab 2 plan, which reflect current conditions in the semiconductor market and the world economy.

Tower will host a conference call to discuss these results on Monday, May 5, 2003 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-915-4836 (U.S. toll-free number) or 1-973-317-5319 (international) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

         This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of our shareholders and our banks to the amendment to the Fab 2 investment agreements, (ii) our need to renegotiate our Fab 2 credit facility to extend the deadlines by which were and are required to raise additional financing in 2002 and 2003 and meet the fifth and sixth milestones, which, in the absence of a renegotiated agreement, would result in an event of default under the credit facility in which event the banks would have the right to call our loans and exercise their liens against our assets,
(iii) the review of our Fab 2 plan currently being conducted by a leading consulting company engaged by the Company which may affect the renegotiation of the terms of the credit facility, (iv) the possible claim by our wafer partners, financial investors and the Investment Center of the State of Israel of a breach of and suspension of performance under our agreements if an event of default should be declared under the credit facility, (v) raising at least $22 million of additional funding for Fab 2 before the end of 2003, which is a condition to completion of the fifth milestone investment by our major wafer and equity partners, (vi) our ability to obtain additional financing for the Fab 2 project

TOWER SEMICONDUCTOR LTD. ANNOUNCES FIRST QUARTER OF 2003 RESULTS
PAGE 3 OF 3

from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center (vii) our satisfaction of all other conditions under our agreements with our Fab 2 equity and wafer partners, the Israeli Investment Center and our banks, (viii) obtaining the approval of the Israeli Investment Center of amendments to our modified business plan, (ix) ramp-up of production at Fab 2, (x) completion of the development and/or transfer of advanced process technologies to be utilized in our existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, (xii) obtaining additional business from new and existing customers (xiii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally and (xiv) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included at "Risk Factors" in our most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                 # # #

PR Agency Contact       Investor Relations Contact   Corporate Contact
JULIE LASS              SHELDON LUTCH                TAMAR COHEN
Loomis Group            Fusion IR & Communications   Tower Semiconductor Ltd.
+1 (713) 526 3737       +1 (212) 268 1816            +972-4650-6998
lassj@loomisgroup.com   sheldon@fusionir.com         pr@towersemi.com

              TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF OPERATIONS
   (dollars in thousands, except share data and per share data)



                                                                            THREE MONTHS ENDED
                                                                                   March 31,
                                                                        ---------------------------

                                                                           2003            2002
                                                                        -----------     -----------

SALES                                                                 $     12,592    $      8,420

COST OF SALES  (1)                                                          17,934          13,394
                                                                        -----------     -----------

         GROSS LOSS                                                         (5,342)         (4,974)
                                                                        ...........     ...........

OPERATING COSTS AND EXPENSES

       RESEARCH AND DEVELOPMENT (2)                                          3,857           2,972
       MARKETING, GENERAL AND ADMINISTRATIVE (3)                             5,644           3,419
                                                                        -----------     -----------

                                                                             9,501           6,391
                                                                        ...........     ...........

                                                                        -----------     -----------

         OPERATING LOSS                                                    (14,843)        (11,365)

FINANCING INCOME (EXPENSE), NET (4)                                            493            (649)
                                                                        -----------     -----------

               LOSS FOR THE PERIOD                                    $    (14,350)   $    (12,014)
                                                                        ===========     ===========

BASIC LOSS PER ORDINARY SHARE

       loss per share (5)                                             $      (0.33)   $      (0.47)
                                                                        ===========     ===========

       Weighted average number of ordinary
         SHARES OUTSTANDING - IN THOUSANDS                                  43,436          25,293
                                                                        ===========     ===========



    (1)Cost of sales for the three months ended March 31, 2003 and March 31, 2002 includes $5.0M and $1.2M of non-capitalized expenses relating to Fab 2, respectively.

    (2)Research and development expenses for the three months ended March 31, 2003 and March 31, 2002 include $3.7M and $2.7M of non-capitalized expenses relating to Fab 2, respectively.

    (3)Marketing, general and administrative expenses for the three months ended March 31, 2003 and March 31, 2002 include $4.5M and $2.1M of non-capitalized expenses relating to Fab 2, respectively.

    (4)Financing income (expense), net for the three months ended March 31, 2003 includes $0.6M of non- capitalized financing income, net relating to Fab2. Financing income (expense), net for the three months ended March 31, 2002 includes $(0.4M) of non-capitalized financing expenses, net relating to Fab 2.

    (5)Basic and diluted loss per share in accordance with U.S. GAAP would be $(0.33) and $(0.47) for the three months ended March 31, 2003 and March 31, 2002, respectively .

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)


                                                                          MARCH 31,        DECEMBER 31,
                                                                        --------------    ---------------
                                                                            2003               2002
                                                                        --------------    -------------

A S S E T S

    CURRENT ASSETS
       Cash and cash equivalents                                        $    12,150       $     7,857
       Short-term interest-bearing deposits                                   9,000            10,500
       Cash and short-term interest-bearing deposits
         designated for investments relating to Fab 2                        21,924            51,338
       Trade accounts receivable (net of allowance for
         doubtful accounts of $125 and $155, respectively)                    6,700             7,456
       Other receivables                                                     24,558            21,322
       Inventories                                                           10,765            10,201
       Other current assets                                                   1,710             1,407
                                                                          ----------        ----------
         Total current assets                                                86,807           110,081
                                                                          ..........        ..........

    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
         designated for investments relating to Fab 2                        12,056            11,893
       Other long-term investments                                            6,000             6,000
                                                                          ----------        ----------
                                                                             18,056            17,893
                                                                          ..........        ..........

    PROPERTY AND EQUIPMENT, NET                                             527,486           493,074
                                                                          ..........        ..........

    OTHER ASSETS                                                            105,718            95,213
                                                                          ..........        ..........

                                                                          ----------        ----------

            TOTAL ASSETS                                                $   738,067       $   716,261
                                                                          ==========        ==========



LIABILITIES AND SHAREHOLDERS' EQUITY

    Current Liabilities
       Short-term debt                                                  $     4,000       $     4,000
       Trade accounts payable                                                82,902            76,083
       Other current liabilities                                              7,583             8,071
                                                                          ----------        ----------
            Total Current liabilities                                        94,485            88,154

    LONG-TERM DEBT                                                          282,000           253,000

    CONVERTIBLE DEBENTURES                                                   24,505            24,121

    OTHER LONG-TERM LIABILITIES                                               5,749             5,406

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                               47,246            47,246

                                                                          ----------        ----------
            Total liabilities                                               453,985           417,927
                                                                          ..........        ..........

    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1 par value - authorized
         70,000,000 shares; issued 44,735,532 shares                         11,294            11,294
       Additional paid-in capital                                           400,887           400,808
       Shareholder receivables and unearned compensation                        (34)              (53)
       Accumulated deficit                                                 (118,993)         (104,643)
                                                                          ----------        ----------
                                                                            293,154           307,406
       Treasury stock, at cost - 1,300,000 shares                            (9,072)           (9,072)
                                                                          ----------        ----------
            Total shareholders' equity                                      284,082           298,334
                                                                          ..........        ..........

                                                                          ----------        ----------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $   738,067       $   716,261
                                                                          ==========        ==========


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003










                                                                       Page
                                                                       ----

      ACCOUNTANTS' REVIEW REPORT                                         1

      BALANCE SHEETS                                                     2

      STATEMENTS OF OPERATIONS                                           3

      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                       4

      STATEMENTS OF CASH FLOWS                                           5

      NOTES TO FINANCIAL STATEMENTS                                    6-14

  The Board of Directors
  Tower Semiconductor Ltd.
  Migdal Ha'emek
  --------------

  Gentlemen:

          Re: REVIEW OF UNAUDITED CONDENSED INTERIM
              CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003
              ------------------------------------------------------

  At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

    - Balance sheet as of March 31, 2003.

    - Statement of operations for the three months ended March 31, 2003.

    - Statement of changes in shareholders' equity for the three months ended March 31, 2003.

    - Statement of cash flows for the three months ended March 31, 2003.

  Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

  Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

  In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

  Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the financial position and results of operations as of the dates and for the periods presented to the extent summarized in Note 5.

  Respectfully submitted,

  Brightman Almagor & Co.
  Certified Public Accountants
  A member of Deloitte Touche Tohmatsu

  Tel Aviv, Israel
  May 1, 2003

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                                MARCH 31,           DECEMBER 31,
                                                                              ---------------    -----------------
                                                                                   2003               2002
                                                                              ---------------    ---------------
                                                                                (UNAUDITED)
A S S E T S

    CURRENT ASSETS
       Cash and cash equivalents                                              $     12,150       $      7,857
       Short-term interest-bearing deposits                                          9,000             10,500
       Cash and short-term interest-bearing deposits
          designated for investments relating to Fab 2                              21,924             51,338
       Trade accounts receivable (net of allowance for
          doubtful accounts of $125 and $155, respectively)                          6,700              7,456
       Other receivables                                                            24,558             21,322
       Inventories                                                                  10,765             10,201
       Other current assets                                                          1,710              1,407
                                                                                -----------        -----------
          Total current assets                                                      86,807            110,081
                                                                                ...........        ...........

    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
          designated for investments relating to Fab 2                              12,056             11,893
       Other long-term investments                                                   6,000              6,000
                                                                                                   -----------
                                                                                -----------
                                                                                    18,056             17,893
                                                                                ...........        ...........

    PROPERTY AND EQUIPMENT, NET                                                    527,486            493,074
                                                                                ...........        ...........

    OTHER ASSETS                                                                   105,718             95,213
                                                                                ...........        ...........

                                                                                -----------        -----------

             TOTAL ASSETS                                                     $    738,067       $    716,261
                                                                                ===========        ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       Short-term debt                                                        $      4,000       $      4,000
       Trade accounts payable                                                       82,902             76,083
       Other current liabilities                                                     7,583              8,071
                                                                                -----------        -----------
             Total current liabilities                                              94,485             88,154

    LONG-TERM DEBT                                                                 282,000            253,000

    CONVERTIBLE DEBENTURES                                                          24,505             24,121

    OTHER LONG-TERM LIABILITIES                                                      5,749              5,406

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                      47,246             47,246

                                                                                -----------        -----------
             Total liabilities                                                     453,985            417,927
                                                                                ...........        ...........
    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1 par value - authorized
          70,000,000 shares; issued 44,735,532 shares                               11,294             11,294
       Additional paid-in capital                                                  400,887            400,808
       Shareholder receivables and unearned compensation                               (34)               (53)
       Accumulated deficit                                                        (118,993)          (104,643)
                                                                                -----------        -----------
                                                                                   293,154            307,406
       Treasury stock, at cost - 1,300,000 shares                                   (9,072)            (9,072)
                                                                                -----------        -----------
             Total shareholders' equity                                            284,082            298,334
                                                                                ...........        ...........

                                                                                -----------        -----------

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $    738,067       $    716,261
                                                                                ===========        ===========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                  TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
          (dollars in thousands, except share data and per share data)


                                                                                      THREE MONTHS ENDED
                                                                                            March 31,
                                                                                 -----------------------------
                                                                                    2003              2002
                                                                                 ------------      -----------

SALES                                                                          $      12,592     $      8,420

COST OF SALES                                                                         17,934           13,394
                                                                                 ------------      -----------

       GROSS LOSS                                                                     (5,342)          (4,974)
                                                                                 ............      ...........

OPERATING COSTS AND EXPENSES

     Research and development                                                          3,857            2,972
     Marketing, general and administrative                                             5,644            3,419
                                                                                 ------------      -----------

                                                                                       9,501            6,391
                                                                                 ............      ...........

                                                                                 ------------      -----------

       OPERATING LOSS                                                                (14,843)         (11,365)

FINANCING INCOME (EXPENSE), NET                                                          493             (649)
                                                                                 ------------      -----------

              LOSS FOR THE PERIOD                                              $     (14,350)    $    (12,014)
                                                                                 ============      ===========




BASIC LOSS PER ORDINARY SHARE

     Loss per share                                                            $       (0.33)    $      (0.47)
                                                                                 ============      ===========

     Loss used to compute
        basic loss per share                                                   $     (14,350)    $    (12,014)
                                                                                 ============      ===========

     Weighted average number of ordinary
       shares outstanding - in thousands                                              43,436           25,293
                                                                                 ============      ===========



See notes to condensed interim consolidated financial statements.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (UNAUDITED)
          (dollars in thousands, except share data and per share data)




                                                                              Shareholder
                                                                              receivables
                                         Ordinary shares         Additional      and
                                      -----------------------      paid-in      unearned   Accumulated      Treasury
                                        Shares       Amount        capital   compensation    deficit         stock       Total
                                      ------------   --------    ---------------------------------------   ----------  -----------

      BALANCE - JANUARY 1, 2003        44,735,532  $  11,294   $    400,808 $      (53)  $     (104,643) $    (9,072)$    298,334
Stock-based compensation related to
    the Fab 2 constructor                                               145                                                   145
Share issuance costs                                                    (66)                                                  (66)
Amortization of unearned compensation                                               19                                         19
Loss for the period                                                                             (14,350)                  (14,350)
                                      ------------   --------    -----------  ---------    -------------   ----------  -----------
      BALANCE - MARCH 31, 2003         44,735,532  $  11,294   $    400,887 $      (34)  $     (118,993) $    (9,072)$    284,082
                                      ============   ========    ===========  =========    =============   ==========  ===========

See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
          (dollars in thousands, except share data and per share data)

                                                                                                       THREE MONTHS ENDED
                                                                                                            March 31,
                                                                                                   ---------------------------
                                                                                                      2003            2002
                                                                                                   ------------    -----------
CASH FLOWS - OPERATING ACTIVITIES

    LOSS FOR THE PERIOD                                                                          $     (14,350)  $    (12,014)
    Adjustments to reconcile loss for the period
      To net cash used in operating activities:
        Income and expense items not involving cash flows:
          Depreciation and amortization                                                                  4,664          4,710
        Changes in assets and liabilities:
          Decrease (increase) in trade accounts receivable                                                 756           (793)
          Decrease (increase) in other receivables and other current assets                             (2,547)           695
          Decrease (increase) in inventories                                                               (44)           500
          Increase (decrease) in trade accounts payable                                                  3,409           (213)
          Increase (decrease) in other current liabilities                                                (508)            95
          Increase in other long-term liabilities                                                          343            907
                                                                                                   ------------    -----------
             Net cash used in operating activities                                                      (8,277)        (6,113)
                                                                                                   ............    ...........

CASH FLOWS - INVESTING ACTIVITIES

    Decrease (increase) in cash, short-term and long term interest-bearing
      Deposits designated for investments relating to Fab 2                                             29,251        (27,823)
    Investments in property and equipment                                                              (48,026)       (55,426)
    Investment grants received                                                                           6,720         10,173
    Investments in other assets                                                                         (5,760)        (6,019)
    Decrease in deposits, net                                                                            1,500             33
                                                                                                   ------------    -----------
             NET CASH USED IN INVESTING ACTIVITIES                                                     (16,315)       (79,062)
                                                                                                   ............    ...........

CASH FLOWS - FINANCING ACTIVITIES

    Proceeds from (costs related to) issuance of shares, net                                              (115)         1,928
    Repayment of long-term debt                                                                         (1,000)        (1,000)
    Proceeds from long-term debt                                                                        30,000         60,000
    Proceeds from sale of securities, net                                                                   --         21,654
                                                                                                   ------------    -----------
             NET CASH PROVIDED BY FINANCING ACTIVITIES                                                  28,885         82,582
                                                                                                   ............    ...........

                                                                                                   ------------    -----------

        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                 4,293         (2,593)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                                          7,857         19,610
                                                                                                   ------------    -----------

        CASH AND CASH EQUIVALENTS - END OF PERIOD                                                $      12,150   $     17,017
                                                                                                   ============    ===========

NON-CASH ACTIVITIES

    Investments in property and equipment                                                        $      27,209   $     18,737
                                                                                                   ============    ===========
    Investments in other assets                                                                  $       5,606   $      1,672
                                                                                                   ============    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Cash paid during the period for interest                                                     $       4,417   $      2,167
                                                                                                   ============    ===========
    Cash paid during the period for income taxes                                                 $          53   $          8
                                                                                                   ============    ===========



See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 1 - BASIS OF PRESENTATION

          A. The unaudited condensed interim consolidated financial statements as of March 31, 2003 and for the three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2002 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results as of the dates and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.


          B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, are identical in all material respects to GAAP in the United States of America ("U.S. GAAP"), except as indicated in Note 5.

               The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.


          C.   ESTABLISHMENT OF NEW FABRICATION FACILITY

               In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200 millimeters wafers. The Company entered into several related agreements and arrangements in connection with Fab 2, including agreements and other arrangements with technology and Wafer Partners, equity investors, the Company's Banks, the government of Israel and others to provide an aggregate of $1,146,000 of financing Fab 2. The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning such agreements, risks and uncertainties, see
               Note 3 below and Note 13A to the 2002 audited consolidated financial statements. For details concerning non-capitalizable expenses and cash flows used in operating activities relating to Fab 2, see Note 3E below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)

NOTE 2 - MAJOR CUSTOMERS

          Sales to major customers as a percentage of total sales were as follows:


                                                   Three months ended
                                                        March 31,
                                                 2003               2002
                                                 ----               ----
                                                       (unaudited)

           Customer A                             23  %               5  %
           Customer B                             22                 31
           Customer C                             21                 13
           Customer D                              5                 10
           Other customers (*)                    15                 22

          (*) Represents sales to four different customers each of whom accounted for between 3% and 6% of sales during the three months ended March 31, 2003, and to four customers (5%-7%) during the three months ended March 31, 2002.


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

          A. AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS

               In February 2003, the Company's primary Wafer Partners and its Equity Investors entered into amendments to their agreements with the Company, pursuant to which the primary Wafer Partners and the Equity Investors agreed to advance their fifth milestone installment payment, in the aggregate amount of $41,069, regardless of its achievement. Of that amount, $24,641 shall be paid within five working days from obtaining all the approvals for the amendments as outlined below, and the remaining $16,428 shall be paid subject to obtaining all the approvals as outlined below and to raising by the Company of an aggregate of $22,000 (which under certain circumstances, may increase up to $26,000) (the "Additional Raising Amount") from specified financial sources, no later than December 31, 2003. Under certain circumstances, primarily the Banks' agreement to provide the Company with interim funding in the amount of $33,000 and that the Investment Center has not informed the Company that it is not continuing its funding of the Fab 2 project, and subject to the approval of the Company's shareholders, the primary Wafer Partners and Equity Investors agreed to advance an aggregate amount of $13,300 up to $15,800 of the $24,641 first installment.

               In consideration for their investments, for the first installment the primary Wafer Partners and the Equity Investors will be issued fully-paid Ordinary Shares of the Company, based on the average closing sale price of the Company's Ordinary Shares for the 30 trading days prior to the date the Company's Board of Directors approved the amendments ($2.983 per share), and for the second installment, based on the price at which the Company raises the Additional Raising Amount from specified financial sources.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

          A. AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS (cont.)

               Pursuant to the abovementioned amendments, the Company granted the primary Wafer Partners an option to convert an aggregate of up to $13,201 of the unutilized long-term customers' advances, which they may have as of December 31, 2005, into fully-paid Ordinary Shares of the Company, the amount of which shall be determined based on the average closing sale price of the Company's Ordinary Shares for the 30 trading days prior to such date. The option is exercisable during January 2006. In case such conversion occurs, and provided that the amount of shares issued is equivalent to or greater than 5% of the Company's outstanding share capital as of the conversion date, the Company undertook to offer to all of its other shareholders rights to purchase shares of the Company at the same price per share.

               Under the Fab 2 investment agreements, the fifth and last milestone towards the Wafer Partners and Equity Investors is to be achieved by mid-July 2003, when taking into account a seven and a half month grace period. Based on the current plan for Fab 2, the fifth milestone will not be achieved by its prescribed completion date. As stated above, subject to obtaining all the approvals for the amendments as outlined below, the Wafer Partners and Equity Investors agreed to waive the achievement of the fifth milestone.

               As part of the Wafer Partner and Equity Investor investment agreements, the Company undertook to raise a cumulative total of $50,000 from new wafer partners by March 31, 2003. In the framework of the amendments described above, and subject to obtaining all the approvals as outlined below, the primary Wafer Partners and Equity Investors have agreed to waive the requirement to raise that amount.

               The abovementioned amendments are subject to the approval of the Company's shareholders, Banks and other regulatory bodies (as of the approval date of the interim financial statements, the approval of these regulatory bodies has been obtained); to that the Investment Center shall not have informed the Company that it is not continuing its funding of the Fab 2 project; and to the receipt of the consent of the Banks to the amendments to the Facility Agreement, as outlined in B below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

          B.   AMENDMENTS TO THE FAB 2 FACILITY AGREEMENT

               According to the Facility Agreement with the Banks, as amended during 2002, the Company is obligated to raise $144,000 from specified financial sources, other than the already committed funds by the Wafer Partners and Equity Investors, as follows: by the end of 2002, an aggregate of $110,000 and by the end of 2003, an aggregate of $144,000. In the fourth quarter of 2002, the Company submitted a request to the Banks for amending the Facility Agreement by deferring the raising dates to be as follows: by the end of 2002, an aggregate of $84,000; by the end of March 2003, an aggregate of $110,000; and during 2004, an aggregate of $144,000. The Company further requested that should the primary Wafer Partners and Equity Investors make the first installment payment of $24,641 described in A above, this advanced amount will postpone the raising date of the aggregate $110,000 funding milestone. Due to the length of time in which the discussions with the Banks are held, the Company intends to update these raising dates and request to further defer them. During the negotiation period, the Banks have limited the full amount which the Company may drawdown pursuant to the Facility Agreement. Based on discussions held subsequent to the balance-sheet date with the Banks, management estimates that obtaining such deferrals is probable. According to the Facility Agreement, raising these amounts by the dates stated is a material provision.

               According to the Facility Agreement, the Company is obligated to comply with certain financial ratios, primarily total shareholders' equity to total assets, and substantial additional covenants in connection with the establishment of Fab 2 as stipulated in such agreement, primarily production and capacity milestones. As of March 31, 2003, the Company was in full compliance with the existing financial ratios and covenants, except for raising an amount of $24,000 from specified financial sources by December 31, 2002 as provided by the Facility Agreement with the Banks. The Company believes these financial ratios will be revised according to the updated plan for the construction of Fab 2, which is currently being reviewed by the Banks and a world leading first-tier consulting firm. For a request submitted by the Company in this regard, see the previous paragraph.

               Under the Fab 2 Facility Agreement, the remaining two milestones towards the Banks (the fifth and the sixth milestones) are to be achieved by mid-July 2003 and April 2004, respectively, when taking into account a seven and a half month grace period. Based on the current plan for Fab 2, these milestones will not be achieved by their prescribed completion dates, which are expected to be revised according to the updated plan.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

          C.   APPROVED ENTERPRISE STATUS

               Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 are to be completed by December 31, 2005, a date in which a five-year period from obtaining the approval certificate terminates. Due to the later than planned commencement of construction of Fab 2 and prevailing market conditions, the Company does not currently expect to complete Fab 2 investments through 2005. The Company has notified the Investment Center of its revised investment schedule, and has also informed the Investment Center of the reduced rate of annual investments and lower than projected expectations for Fab 2 sales.

               As of the date of the interim financial statements, the Company's revised investments plan is currently being evaluated by the Investment Center. In addition, Israeli law currently limits the ability of the Investment Center to extend the investment period over five years. However, based on discussions held with the Investment Center, management estimates that obtaining arrangements with the Investment Center is probable.

          D.   OTHER AGREEMENTS

               Through March 31, 2003 the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements as of such date, including the Fab 2 construction agreement, amounted to $110,979.

          E. NON-CAPITALIZABLE EXPENSES AND OPERATING ACTIVITIES CASH FLOWS IN CONNECTION WITH FAB 2

               In connection with establishing Fab 2, the Company incurred during the three-month period ended March 31, 2003 non-capitalizable expenses in the amount of $9,489, of which $5,027 was included in cost of sales and $4,462 was included in marketing, general and administrative (during the corresponding period - $3,351, $1,205 and $2,146, respectively).

               Net cash used in operating activities during the three-month period ended March 31, 2003 was $8,277. That amount includes net cash out flows in the amount of $12,195 attributable to the establishing of Fab 2 (during the corresponding period - $6,113 and $5,580, respectively).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS

          SHARE OPTION PLANS

          In the framework of the Company's Board of Directors resolution to increase the total number of options available for grant under all the Company's share option plans by an amount equal, in general, to 4% of the outstanding Ordinary Shares of the Company at the beginning of each year, 1,737,421 options were added to the Company's share option plans. Of that amount no options were granted to employees during the three-month period ended March 31, 2003.


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

          With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See F below for the presentation of the Company's unaudited balance sheet as of March 31, 2003 in accordance with U.S. GAAP.

          A.   PRESENTATION OF CASH AND SHORT-TERM AND LONG-TERM
               INTEREST-BEARING DEPOSITS DESIGNATED FOR INVESTMENTS RELATING TO FAB 2

               In accordance with U.S. GAAP, cash, short-term and long-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of March 31, 2003 $21,924 and $12,056 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2002 - $51,338 and $11,893, respectively).

          B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

               Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset. Accordingly, an amount of $12,958 was reclassified from other long-term liabilities to long-term investments.

          C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

               Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of March 31, 2003 would have resulted in: an increase in the Company's current liabilities in the amount of $278; an increase in other long-term liabilities in the amount of $13,231; an increase in other comprehensive loss for the three months ended March 31, 2003 in the net amount of $1,747 and in the accumulated other comprehensive loss component of equity as of such date in the amount of $19,584; and in a decrease of $6,045 in property and equipment, net as of March 31, 2003.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates of the awards in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:


                                                                     Three months ended
                                                                          March 31,
                                                           -----------------------------------
                                                                  2003              2002
                                                           ----------------  -----------------
                                                                       (unaudited)
               PRO FORMA LOSS
               Loss for the year, as reported                $   (14,350)          $ (12,014)
               Less - stock-based compensation
               determined under APB-25                                19                  52

               Add - stock-based compensation
               determined under SFAS 123                          (1,611)             (2,212)
                                                           ----------------  -----------------
               Pro forma loss                                $   (15,942)          $ (14,174)
                                                           ================  =================

               PRO FORMA BASIC LOSS PER SHARE
               As reported                                   $     (0.33)          $   (0.47)
                                                           ================  =================

               Pro forma                                     $     (0.37)          $   (0.56)
                                                           ================  =================




                E.     SALE OF SECURITIES

                       Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January
                       2002), would have resulted in an increase in shareholders' equity as of March 31, 2003 and December 31, 2002 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of the U.S. GAAP application on the convertible debentures' discount amortization for the three-month period ended March 31, 2003 is immaterial.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          F.   BALANCE SHEET IN ACCORDANCE WITH U.S. GAAP

               Following are the condensed consolidated balance sheets in accordance with U.S. GAAP:

                                                                              March 31,          December 31,
                                                                                2003                 2002
                                                                                ----                 ----
                                                                             (unaudited)

               Current assets                                                    $ 64,883             $ 58,743

               Long-term investments                                               18,958               18,368

               Property and equipment, net                                        521,441              487,347

               Other assets                                                       105,522               95,017

               Cash, short-term and long-term interest-
                   bearing deposits designated for
                   investments relating to Fab 2                                   33,980               63,231
                                                                             ------------          -----------
                   Total assets                                                   744,784              722,706
                                                                             ============          ===========

               Current liabilities                                                 94,763               88,282

               Long-term debt                                                     282,000              253,000

               Convertible debentures                                              21,946               21,562

               Long-term liability
                   in respect of customers' advances                               47,246               47,246

               Other long-term liabilities                                         31,938               29,726

               Shareholders' equity (*)                                           266,891              282,890
                                                                             ------------          -----------
                   Total liabilities and shareholders' equity                    $744,784             $722,706
                                                                             ============          ===========

                (*) The balance as of March 31, 2003 includes accumulated other comprehensive loss of $19,584 and net proceeds on account of options (Series 1) in the amount of $2,363 - see also E above (as of December 31, 2002 - $17,837 and $2,363, respectively).

                       TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          G.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

               Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have resulted in a material change in the Company's loss for the three-month periods ended March 31, 2003 and 2002.

          H.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

               In accordance with U.S. GAAP (SFAS 128), including the implementation of SFAS 133 and SFAS 138 and APB 14 as described in G above, the basic and diluted loss per share for the three-month periods ended March 31, 2003 and 2002 would be $0.33 and $0.47, respectively.